                                                                                                                                                                                                                              Exhibit 99.2
FOR IMMEDIATE RELEASE

MEDIA CONTACTS:	INVESTOR CONTACT:
Jonathan Birt Ph: 212 850 5664 Elizabeth Headon Ph: 353 1 498 0300	Chris Burns Ph: 353 1 709 4444 800 252 3526

ELAN UPDATE

DUBLIN, Ireland – October 15, 2007 –  Elan Corporation, plc (“Elan“) has noted the announcement on October 12 , 2007 by Biogen Idec Inc. (“Biogen“) that Biogen has received expressions of interest from third parties and that its Board of Directors has authorized its management to evaluate potential interest in acquiring the Company.

Elan has a 50% interest in the TYSABRI collaboration.  TYSABRI was discovered and largely developed by Elan, and was partnered with Biogen in 2000 for multiple indications.  Under the terms of the Collaboration Agreement, if a third party acquires control of Biogen, Elan has several options: the right  to acquire for fair value the 50% economic interest in TYSABRI currently held by Biogen; under certain circumstances, the ability to sell its 50% economic interest in TYSABRI; or, to continue with the existing agreement.  Elan also may consider restructuring the Collaboration Agreement in connection with a third party's acquisition of Biogen.

If Biogen’s evaluation process results in a change of control, Elan will evaluate the forgoing options in the best interest of its shareholders. Elan has engaged Lehman Brothers to assist in assessing and analyzing all options as appropriate.

About Elan

Elan Corporation, plc (NYSE: ELN) is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by dedicating itself to bringing innovations in science to fill significant unmet medical needs that continue to exist around the world.  Elan shares trade on the New York, London and Dublin Stock Exchanges.  For additional information about the company, please visit http://www.elan.com.

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